FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-223094

April 5, 2018

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

US$525,000,000 6.375% Fixed-to-Floating Rate Subordinated Notes Series 2018-B due 2078

Preference Shares, Series 2018-B Issuable Upon Automatic Conversion

Issuer:	Enbridge Inc. (the “Company”)

Expected Ratings (Moody’s/S&P/Fitch/DBRS)*:	Ba2 / BBB- / BBB- / BBB (low)

Security Type:	Fixed-to-Floating Rate Subordinated Notes Series 2018-B due April 15, 2078 (the “Notes”)

Pricing Date:	April 5, 2018

Settlement Date:	April 12, 2018 (T+5)

Net Proceeds:	US$511,829,222.09 (before expenses and before giving effect to the Over-Allotment Option)

Maturity Date:	April 15, 2078

Principal Amount of Notes:	US$525,000,000 (before giving effect to the Over-Allotment Option)

Over-Allotment Option:

The Company has granted the Underwriters an option to purchase up to an additional US$75,000,000 aggregate principal amount of Notes to cover over-allotments, if any, provided that settlement of any such additional Notes occurs concurrently with the settlement of all other Notes being offered and sold in the offering.

Price to Public:	100% (US$25.00 per Note)

Interest Rate and Interest Payment Dates:

Fixed Rate Period:

From the issue date of the Notes to, but excluding, April 15, 2023 at a fixed rate equal to 6.375% per year, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, with the first payment at such rate being on July 15, 2018.

Floating Rate Period:

From April 15, 2023, and on every January 15, April 15, July 15 and October 15 of each year thereafter until April 15, 2078 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i) starting on April 15, 2023, on every Interest Reset Date until April 15, 2028, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.593%, payable in arrears, with the first payment at such rate being on July 15, 2023,

(ii) starting on April 15, 2028, on every Interest Reset Date until April 15, 2043, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.843%, payable in arrears, with the first payment at such rate being on July 15, 2028, and

(iii) starting on April 15, 2043, on every Interest Reset Date, until April 15, 2078, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.593%, payable in arrears, with the first payment at such rate being on July 15, 2043.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: Actual number of days elapsed during each interest period and a 360-day year.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York or Calgary, Alberta.

Redemption Right:

On or after April 15, 2023, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:

Prior to the initial Interest Reset Date and within 90 days of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion:

The Notes, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2018-B (the “Conversion

Preference Shares”) upon the occurrence of: (i) the making by Enbridge of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada), (ii) any proceeding instituted by Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over Enbridge or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or compromise of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the property and assets of Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against Enbridge or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such Noteholder as a debtholder of Enbridge shall automatically cease. At the Conversion Time, Noteholders will receive one Conversion Preference Share for each US$25 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$25 and rounded down to the nearest whole Conversion Preference Share.

CUSIP / ISIN:	29250N 477 / US29250N4777

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement, dated April 5, 2018.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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